

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 4, 2009

Shawn R. Hagel
Senior Vice President and Chief Financial Officer
Precision Castparts Corp.
4650 S.W. Macadam Ave., Suite 400
Portland, OR 97239

> **Re:     Precision Castparts Corp.**
> **Form 10-K for Fiscal Year Ended March 30, 2008**
> **File No. 1-10348**

Dear Ms. Hagel:

We have reviewed your responses and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 30, 2008

MD&A – Critical Accounting Policies, Goodwill, page 33

1.      We note your response to prior comment five.  Based on the additional disclosures you have provided, it is not clear to us if the reporting units for your Investment Cast Products reportable segment are each of the three operating segments that you aggregate in that segment and if the reporting units for your Forged Products reportable segment are each of the two operating segment that you aggregate in that segment.  Please confirm and clarify in future filings or please explain how your reporting units comply with SFAS 142.  Also, in addition

to disclosing the potential sensitivity of the assumptions underlying your discounted cash flow analysis, please revise future filings to also disclose the amount and/or range of your most material assumptions such as sales growth rates and discount rates.

Note 21. Condensed Consolidating Financial Information, page 65

2.      We note your response to prior comment eight.  If the parent company has significant positive operating cash flows in future periods, please revise future filings to disclose and discuss the material items that contributed to the positive operating cash flows.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding our comments on the financial statements and related matters.  Please contact Dietrich King at (202) 551-3338 or Andrew Schoeffler at (202) 551-3748 with any other questions.

                                                Sincerely,


                                                John Cash
                                                Accounting Branch Chief